Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2024

	Subsidiaries	Incorporated
1	VivoPower International Services Limited	Jersey
2	VivoPower USA, LLC	United States
3	VivoPower US-NC-31, LLC	United States
4	VivoPower US-NC-47, LLC	United States
5	VivoPower (USA) Development, LLC	United States
6	Caret, LLC (formerly Innovative Solar Ventures I, LLC)	United States
7	Caret Decimal, LLC	United States
8	VIWR AU Pty Ltd (formerly VivoPower Pty Ltd)	Australia
9	Aevitas O Holdings Pty Ltd	Australia
10	Aevitas Group Limited	Australia
11	Aevitas Holdings Pty Ltd	Australia
12	Electrical Engineering Group Pty Limited	Australia
13	Kenshaw Solar Pty Ltd (formerly J.A. Martin Electrical Pty Limited)	Australia
14	KESW EL Pty Ltd (formerly Kenshaw Electrical Pty Ltd)	Australia
15	Tembo Technologies Pty Ltd	Australia
16	TemboDrive Pty Ltd	Australia
17	V.V.P. Holdings Inc	Philippines
18	Tembo e-LV B.V.	Netherlands
19	Tembo EV Pty Ltd	Australia
20	Tembo 4x4 e-LV B.V.	Netherlands
21	FD 4x4 Centre B.V.	Netherlands